ATTORNEY ET AL, INC.
BYLAWS

JANUARY 4, 2019

TABLE OF CONTENTS

BYLAWS OF

ATTORNEY ET AL, INC.

A WYOMING CORPORATION

ARTICLE I - OFFICES

Section 1. Principal Executive or Business Offices. The board of directors will fix the location of the principal executive office of the corporation at any place within or outside the State of WYOMING.

Section 2. Other Offices. Branch or subordinate offices may be established at any time and at any place by the board of directors.

ARTICLE II - MEETINGS OF SHAREHOLDERS

Section 1. Place and Conduct of Meetings. Meetings of shareholders will be held at any place within or outside the State of WYOMING designated by the board of directors. Shareholders not physically present in person at a meeting of shareholders may participate in a meeting of shareholders by means of electronic transmission or similar means of communication.

Section 2. Annual Meeting. The annual meeting of shareholders will be held each year on a date and at a time designated by the board of directors. Such annual meeting must be held within six (6) months after the end of the corporation's fiscal year every year. At each annual meeting, directors will be elected and any other proper business within the power of the shareholders may be transacted.

Section 3. Special Meeting. A special meeting of the shareholders may be called at any time by the board of directors, by the President, or by one or more shareholders holding shares that in the aggregate are entitled to cast FIFTY (50) percent or more of the votes at that meeting.

If a special meeting is called by anyone other than the board of directors, the person calling the meeting will make a request in writing to the corporation specifying the time and date of the meeting (which shall be within 30 to 60 days of the request) and the general nature of the business proposed to be transacted.

Section 4. Notice of Shareholders' Meetings. All notices of meetings of shareholders will be sent or otherwise given at least 10 days before the date of the meeting. The notice will specify the place, date, and hour of the meeting, and (i) in the case of a special meeting, the general nature of the business to be transacted, or (ii) in the case of the annual meeting, those matters that the board of directors, at the time of giving the notice, intends to present for action by the shareholders. If directors are to be elected, the notice will include the names of all nominees whom the board intends, at the time of the notice, to present for election.

Section 5. Manner of Giving Notice; Affidavit of Notice. Notice of any shareholders' meeting will be given either by first-class mail or email, addressed to the shareholder at the physical or electronic address appearing on the corporation's books or given by the shareholder to the corporation for purposes of notice.

Section 6. Quorum. The presence of the holders of a majority of the shares entitled to vote at any meeting of the shareholders will constitute a quorum for the transaction of business.

Section 7. Voting. The shareholders' vote may be by voice vote or by ballot.

Section 8. Waiver of Notice or Consent by Absent Shareholders. The transactions of any meeting of shareholders will be as valid as though they were had at a meeting duly held after regular call and notice, if a quorum is present, and if each person entitled to vote who was not present, either before or after the meeting, signs a written waiver of notice or a consent to holding the meeting or an approval of the minutes of the meeting.

Section 9. Shareholder Action by Written Consent Without a Meeting. Any action that could be taken at a meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of shares required to pass such an action were a meeting otherwise called and all votes cast.

Section 10. Proxies. Every person entitled to vote for directors or on any other matter will have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the secretary of the corporation.

Section 11. Annual Report. The company will make annual reports available at _www.attorneyetal.com_ in the area labeled annual report. The annual reports will be available within 120 days of the end of the company's fiscal year."

ARTICLE III - DIRECTORS

Section 1. Powers. Subject to the provisions of the **WYOMING CORPORATE LAW** (the "Code") and any limitations in the articles of incorporation and these bylaws, the business and affairs of the corporation will be managed and all corporate powers will be exercised by or under the direction of the board of directors.

Such general powers shall include (but not be limited to):

   (a)   Select and remove all officers, agents, and employees of the corporation; assign and remove duties from them; and fix their compensation; and require from them security for faithful service.

   (b)   Change the principal executive office or the principal business office in the State of WYOMING from one location to another; and cause the corporation to be qualified to do business in any other jurisdiction.

(c)   Authorize the issuance of shares of stock of the corporation on any lawful terms, in consideration of money paid, labor done, or other consideration.

(d)   Borrow money and incur indebtedness on behalf of the corporation.

Section 2. Number of Directors. The authorized number of directors will be ONE (1) until changed by a duly adopted amendment to the articles of incorporation or by amendment to this bylaw adopted by the vote or written consent of a majority of the outstanding shares entitled to vote.

Section 3. Election and Term of Office of Directors. Directors will be elected at each annual meeting of the shareholders to hold office until the next annual meeting. Any director may resign effective on giving written notice to the chair of the board, the president, the secretary, or the board of directors.

Section 4. Vacancies. A vacancy in the board of directors will be deemed to exist: if a director dies, resigns, or is removed by the shareholders; a court of appropriate jurisdiction enters a felony conviction against the director or declares the director of unsound mind; or if the authorized number of directors is increased.

Section 5. Place of Meetings; Meetings by Electronic Communications. Meetings of directors will be held at any place within or outside the State of WYOMING designated by the board of directors. Directors not physically present in person at a meeting of the board of directors may participate in a meeting of the board of directors by means of electronic transmission or similar means of communication.

Section 6. Annual Directors' Meeting. Immediately after each annual shareholders' meeting, the board of directors will hold a regular meeting at the same place, or at any other place that has been designated by the board of directors, to consider other business as desired.

Section 7. Special Meetings. Special meetings of the board of directors may be called for any purpose or purposes at any time by the chairman of the board, the president, any vice president, the secretary, or any two directors.

Section 8. Quorum. A majority of the authorized number of directors will constitute a quorum for the transaction of business.

Section 9. Waiver of Notice. Notice of a meeting, although otherwise required, need not be given to any director who signs a written waiver of notice or a consent to holding the meeting or an approval of the minutes of the meeting.

Section 10. Action Without a Meeting. Any action required or permitted to be taken by the board of directors may be taken without a meeting, if all members of the board of directors individually or collectively consent in writing to that action.

ARTICLE IV - OFFICERS

Section 1. Officers. The officers of the corporation will be a president, a secretary, and a treasurer. The corporation may also have, at the discretion of the board of directors, such other officers as may be appointed in accordance this Article. Any number of offices may be held by the same person.

Section 2. Appointment of Officers. The officers of the corporation will be appointed annually by the board of directors, and will serve at the pleasure of the board of directors.

Section 3. Removal and Resignation of Officers. Any officer chosen by the board of directors may be removed at any time, with or without cause or notice, by the board of directors. Any\ officer may resign at any time by giving written notice to the corporation.

Section 4. Vacancies in Offices. A vacancy in any office resulting from an officer's death, resignation, removal, or disqualification, or from any other cause, will be filled in the manner prescribed in these bylaws for regular election or appointment to that office.

Section 5. President. The president will be the corporation's general manager and chief executive officer and, subject to the control of the board of directors, will have general supervision, direction, and control over the corporation's business and its officers. The managerial powers and duties of the president will include, but are not limited to, all the general powers and duties of management of the corporation.

Section 6. Vice Presidents. If desired, one or more vice presidents may be chosen by the board of directors and shall serve at the direction of the President. In the absence or disability of the president, the president's duties and responsibilities will be carried out by the longest tenured available vice president.

Section 7. Secretary.

    (a)   Minutes. The secretary will keep minutes of all of the shareholders' meetings and of all other board meetings.

    (b)   Record of Shareholders. The secretary or transfer agent will keep at the principal executive office a record of shareholders.

    (c)   Notice of Meetings. The secretary will give notice of all shareholders' meetings and board meetings for which notice is required by statute or by the bylaws. If the secretary or other person authorized by the secretary to give notice fails to act, notice of any meeting may be given by any other officer of the corporation.

Section 8. Treasurer. The treasurer will keep adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account will at all reasonable times be open to inspection by any director.

ARTICLE V - INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

The corporation will, to the maximum extent permitted by the Code, have power to indemnify each of its agents against amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation, and will have power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by the Code. For purposes of this Article, an "agent" of the corporation includes any person who was a director, officer, employee, or other agent of the corporation, or was otherwise serving at the request of the corporation.

ARTICLE VI - GENERAL CORPORATE MATTERS

Section 1. Authorized Signatories for Checks. All checks or other evidences of indebtedness issued in the name of or payable to the corporation will be signed or endorsed by the President, Treasurer and any other person in the manner authorized from time to time by resolution of the board of directors.

Section 2. Executing Corporate Contracts and Instruments. Except as otherwise provided in the articles or in these bylaws, the board of directors by resolution may authorize any officer, officers, agent, or agents to enter into any contract or to execute any instrument in the name of and on behalf of the corporation.

Section 3. Certificates for Shares. Shares of the corporation's stock may be certified or uncertified, as provided under Wyoming law, and shall be entered in the books of the corporation and registered as they are issued. Certificates representing shares of the corporation's stock shall be signed in the name of the corporation by the chairman of the board or vice chairman of the board or the chief executive officer or president or vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In the event that any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on the certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertified shares, the corporation shall send to the registered owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of Wyoming, the name of the shareholder, the number and class (and the designation of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares imposed by the corporation's certificate of incorporation, these by-laws, any agreement among shareholders or any agreement between shareholders and the corporation."

Section 4. Lost Certificates. Except as provided in this Section [4], no new certificates for shares or uncertified shares shall be issued to replace an old certificate unless the latter is surrendered to the corporation and cancelled at the same time. The board of directors may, in case any share certificate or certificate for any other security is lost, stolen, or destroyed, authorize the issuance of a replacement certificate of stock, or uncertified shares in place of a certificate previously issued by it on such terms and conditions as the board may require, including provision for indemnification of the corporation secured by a bond or other adequate security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability on account of the alleged loss, theft, or destruction of the certificate or the issuance of the replacement certificate or uncertified shares.

ARTICLE VII – AMENDMENTS

Section 1. Amendment by Board of Directors or Shareholders. Unless prohibited by the Code or the Articles of Incorporation, these bylaws may be amended or repealed, and new bylaws may be adopted by the board of directors or by the holders of a majority of the outstanding shares entitled to vote.

CERTIFICATION OF THE ADOPTION OF THE BYLAWS

The undersigned, Secretary of ATTORNEY ET AL, Inc., hereby certifies that the foregoing is a true and correct copy of the Bylaws of the Corporation adopted as of JANUARY 4, 2019 by the Board of Directors of the Corporation.

_____

Michael Lynn Gabriel

Secretary